SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                                 FORM 15


      Certification and Notice of Termination of Registration under
         Section 12(g) of the Securities Exchange Act of 1934 or
                 Suspension of Duty to File Reports Under
      Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                       Commission File Number   0-1359


                             Pubco Corporation
          (Exact name of registrant as specified in its charter)


       3830 Kelley Avenue, Cleveland, Ohio 44114     (216) 881-5300
           (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                  Class B Stock, par value $.01 per share
         (Title of each class of securities covered by this Form)


                  Common Stock, par value $.01 per share
         (Titles of all other classes of securities for which a
        duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)     ( X )         Rule 12h-3(b)(1)(ii)    (   )
     Rule 12g-4(a)(1)(ii)    (   )         Rule 12h-3(b)(2)(i)     (   )
     Rule 12g-4(a)(2)(i)     (   )         Rule 12h-3(b)(2)(ii)    (   )
     Rule 12g-4(a)(2)(ii)    (   )         Rule 15d-6              (   )
     Rule 12h-3(b)(1)(i)     (   )


     Approximate number of holders of record as of the certification or notice date:
                                   12


     Pursuant to the requirements of the Securites Exchange Act of 1934 Pubco Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                      Pubco Corporation

Date:       July 19, 2002             By: /s/ Robert H. Kanner, President
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